Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Rolls Out Its
SAP Business One Partner Program Across Europe

Houten, The Netherlands (June 14, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that it has been increasing its partnership network for iBOLT Special Edition by signing up SAP Business One Partners throughout Europe. These agreements empower the SAP® Business One Partners to include the iBOLT Special Edition in their solution offering.

One of the new partnerships is with Irish International Sales, the main Irish distributor for SAP Business One, who specialize in supplying accounting software packages and services. Marc O’Dwyer, Chief Executive of Irish International Sales said, ”We believe that iBOLT’s powerful integration capabilities and its ability to seamlessly interact with most legacy systems will enhance the services and solutions that we provide clients.”

In the Netherlands, Magic has teamed up with Orbrix, a premier SAP Business One partner. “iBOLT allows us to interface effortlessly with all the major standard industry applications and leading technologies", stated Orbrix CEO, Mario Röttjers.

Among the newly appointed SAP Business One Partners in the UK is CGA (Computer Generated Answers) a leading provider of finance and business systems, and Trinity Expert Systems, a leading IT solutions provider that focuses on the business challenges of clients in the government, health, finance and insurance, manufacturing, legal, media, and utilities sectors.

In France, Magic has partnered with two of the leading SAP Business One integrators. This is in conjunction with their deployment of a multi-site SAP Business One project, facilitated using Magic’s iBOLT technology. Self Informatique, a provider of integrated and modular solutions is deploying a SAP Business One/iBOLT-enabled project at three sites serving over 200 users. Absys a SAP Business One Partner with continuous focus on customer-oriented service is deploying a 50-site Sap Business One solution. Both companies along with Magic were present at the SAP booth of the Progiforum trade show, helping to increase visibility of the extended capabilities of SAP Business One delivered by the iBOLT Special Edition.

The customized version of iBOLT (http://www.magicsoftware.com/iBOLT) complements SAP’s existing arsenal of cutting-edge development tools for SAP Business One. It enables SAP Business One customers to rapidly enhance their SAP Business One systems with a range of features - including extended workflows, composite applications, multi-channel access, unlimited interoperability and integration with other systems and platforms, as well as business activity and performance monitoring.

Menachem Hasfari, Magic Software's CEO, said, “The global rollout of our SAP partnership is starting to gather steam across Europe, and we encounter a lot of interest and concrete prospects in all the main geographies. Local SAP Business One management is very supportive and appreciative of our efforts and our SAP Business One Partner Program.”

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission